July 12, 2018	TSX.V - GIGA

Giga Metals Sells Royalty on Turnagain Nickel-Cobalt Project

Vancouver, British Columbia –- Giga Metals Corporation (TSX.V: GIGA) (FSE: BRR2) (“Giga Metals” or “the Company”) announced today that the Company has agreed to sell a 2% Net Smelter Return (“NSR”) royalty on all future metal production from the Turnagain Nickel-Cobalt Project (the “Turnagain Project”), located in north central British Columbia, to Cobalt 27 Capital Corp. (“Cobalt 27”) for US$1 million cash payment and US$9 million in common shares of Cobalt 27, at the deemed equity issue price of C$10.50 per share, for a total of 1,125,000 shares. (the “NSR Agreement”).

HIGHLIGHTS

•	Royalty sale highlights the potential of the Turnagain Project.
•	Provides funds to advance one of the largest undeveloped sulphide nickel-cobalt projects in the world (in terms of total contained nickel) to the Pre-Feasibility stage.
•	Turnagain Project is located in the politically stable jurisdiction of British Columbia, Canada.
•	Turnagain ore is ideally suited to be refined into cobalt and Class 1 nickel required by battery manufacturers globally.
•	Giga Metals aims to supply cobalt and nickel to the market by the time significant deficits have been projected due to the anticipated growth in electric vehicles and energy storage systems.
•	The royalty is over both nickel and cobalt.

"Giga Metals is pleased to welcome Cobalt 27 as a royalty holder on the Turnagain Project. Cobalt 27's acquisition of a 2% NSR further highlights the Turnagain Project as one of the world's premier battery metals projects,” said Mr. Jarvis. “Turnagain's position as a potential supplier of critical battery metals has been confirmed by recent approaches from Asian battery manufacturers who are focused on obtaining access to cobalt and nickel concentrate from conflict-free jurisdictions. This transaction is transformational for the Company and underscores the value of the Turnagain project.” The cash and marketable securities to be received by the Company from this transaction, combined with the cash on hand of approximately C$3.8 million, will provide the necessary capital to advance the Turnagain Project to the Pre-Feasibility stage and beyond. The Company has started a 9,600 metre drill program to test several high impact exploration targets, as well as to provide data to support the Pre-Feasibility Study scheduled for completion in the third quarter of 2019.

The Sale of a 2% NSR Royalty on the Turnagain Project

Giga Metals has agreed to sell a 2% NSR royalty to Cobalt 27’s wholly-owned subsidiary, Electric Metals Streaming Corp., for US$1 million in cash payable on closing, and US$9 million in common shares of Cobalt 27 (the “Cobalt 27 Shares”), at the deemed equity issue price of C$10.50 per share, for a total of 1,125,000 shares. The Cobalt 27 Shares will be subject to the following trading restrictions: one-third of the Cobalt 27 Shares will have a statutory hold period of 4 months; one-third will have a hold period of 8 months; and one-third will have a hold period of 12 months from the closing date.

Under the terms of the NSR Agreement, 75% of the proceeds are to be used by Giga Metals to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain. Within one year of the signing of the NSR Agreement, Cobalt 27 has the right to appoint one member to Giga Metals’ board of directors. Giga Metals has the right to repurchase 0.5% of the 2% NSR (“Repurchase Option”) for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Haywood Securities Inc. has acted as financial advisor to Cobalt 27 in connection with the transaction and has provided a verbal opinion to its board of directors to the effect that, as of the date of such opinion and subject to the assumptions, limitations, and qualifications stated in such opinion, the transaction is fair, from a financial point of view, to Cobalt 27.

About Giga Metals’ Turnagain Nickel-Cobalt Project

The Turnagain Project hosts the Horsetrail nickel-cobalt deposit, among the world’s largest undeveloped nickel-cobalt sulphide deposits, located in British Columbia, Canada. Giga Metals owns 100% of the project which hosts a NI 43-101 Mineral Resource containing:

Measured & Indicated:	4.1 billion pounds of nickel and 253 million pounds of cobalt

Inferred:	4.3 billion pounds of nickel and 280 million pounds of cobalt

Engineering studies are underway with an objective of producing a Pre-Feasibility report by the third quarter of 2019. Extensive metallurgical work indicates a clean concentrate grading 18% nickel and 1% cobalt is reliably achievable using simple “off-the-shelf” processing technology. Further metallurgical and comminution test work has begun in support of a Pre-Feasibility Study.

The Turnagain project covers a large, relatively underexplored land package prospective for additional ultramafic-hosted nickel-cobalt discoveries. Turnagain is one of the few projects in a stable jurisdiction that can potentially deliver large quantities of cobalt and nickel to meet the growing needs of the electric vehicle and energy storage markets at a time when many research analysts are projecting there will be shortages in the cobalt and nickel required by battery manufacturers.

About Cobalt 27 Capital Corp.

Cobalt 27 Capital Corp. is a leading electric metals investment vehicle offering exposure to metals integral to key technologies of the electric vehicle and battery energy storage markets. The Company owns 2,982 Mt of physical cobalt and is acquiring the world’s first producing cobalt nickel stream on the low-cost, long-life Ramu Nickel-Cobalt Mine and a cobalt stream on Vale's world-class Voisey's Bay mine beginning in 2021 including the announced underground expansion. The Company also manages a portfolio of eight royalties and intends to continue to invest in a cobalt-focused portfolio of streams, royalties and direct interests in mineral properties containing cobalt, while potentially adding to its cobalt physical holdings when opportunities arise. For further information please visit Cobalt 27’s website at www.cobalt27.com.

Scientific and technical information disclosed in this document has been reviewed and approved by David Tupper, P. Geo., a Qualified Person consistent with NI 43-101.

On behalf of the Board of Directors,

“Mark Jarvis”

MARK JARVIS, PRESIDENT & CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains forward-looking information which is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements. Forward looking statements in this press release include that the Company will close the proposed transaction of the sale of the NSR; that the proposed transaction gives the Company the capital required to advance the Turnagain project in a meaningful way; the timing and completion of a 10,000 metre drill program; the completion and release of a Pre-Feasibility Study in the third quarter of 2019; the timing and completion of additional exploration and step-out drilling; that there will be significant deficits in the cobalt and nickel market in the future; and that the Turnagain deposit will be able to supply cobalt and nickel to battery manufacturers.

These forward-looking statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Risks that could change or prevent these statements from coming to fruition include that the Company may not receive regulatory approval on the proposed transaction, the value of the consideration paid in Cobalt 27 shares may change dramatically after the Company receives them and there may not be a market for the Cobalt 27 shares when the Company wishes to sell them; changing operational costs for mining and processing; increased capital costs; the timing and content of upcoming work programs may be interrupted or delayed; geological interpretations based on drilling that may change with more detailed information; the availability of labour, equipment, infrastructure and markets for the products produced; and despite the current expected viability of the project, conditions changing such that the minerals on our property cannot be economically mined, or that the required permits to build and operate the envisaged mine cannot be obtained. The forward-looking information contained herein is given as of the date hereof and the Company assumes no responsibility to update or revise such information to reflect new events or circumstances, except as required by law.

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